
April 29, 2016

Mail Stop 4631

<u>Via E-mail</u>
Gregory A. Thaxton
Executive Vice President
Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145

> **Re:** **Nordson Corporation**
> **Form 10-K for Fiscal Year Ended October 31, 2015**
> **Filed December 15, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 29, 2016**
> **File No. 0-07977**

Dear Mr. Thaxton:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction